Rule 424 (b) (3)	Pricing Supplement: Number 20 March 5, 2003
File No. 33-53327	(To Prospectus dated May 25, 1994, and Prospectus Supplement dated June 15, 1995)

E. I. DU PONT DE NEMOURS AND COMPANY

MEDIUM-TERM NOTES, SERIES G

CUSIP: 26353LJB8	Original Issue Date: 3/06/2003

Form: Book-Entry	Maturity Date: 3/06/2013

Principal Amount: $250,000,000	Interest Rate: 4.125% Fixed

Issue Price: 99:071%

Underwriter: CSFB LLC

Interest Payments

Interest payments are made semiannually on March 6 and September 6 of each year beginning on September 6, 2003, and as per the conditions further provided in the Prospectus Supplement dated June 15, 1995.

Use of Proceeds

Credit Suisse First Boston LLC has agreed to purchase on March 6, 2003 all of our outstanding 6% Reset Put Securities due 2013 (the “REPS”) with an aggregate principal amount of $200 million from the holder thereof for $200 million. We have agreed to exchange the REPS for $200 million aggregate principal amount of the notes and to receive cash of approximately $12 million (after payment of our expenses related to these transactions, and underwriting discounts and commissions related to this offering) for the remaining notes. The REPS will be retired after the offering of the notes is completed. We intend to use the net proceeds from the sale of the remaining notes for general corporate purposes, including the repayment of debt. This debt may include a portion of our short-term debt, including our commercial paper. On February 28, 2003 the weighted average maturity date of the Company’s approximately $1.6 billion of outstanding commercial paper was 22 days and the weighted average interest rate was 1.23%.

Optional Redemption

The 4 1/8% Notes will be redeemable as a whole at any time or in part from time to time, at the option of the Company, at a redemption price equal to the greater of (i) 100% of the principal amount of the 4 1/8% Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the applicable maturity date (exclusive of any accrued interest) discounted, in each case, to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points, plus, in each case, any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if that release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes, as the case may be, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Securities. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with the Company.

“Comparable Treasury Price” means with respect to any redemption date for the Notes (i) the average of four Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means Credit Suisse First Boston LLC and two other primary U.S. Government securities dealers in New York City (each, a “Primary Treasury Dealer”) appointed by the trustee in consultation with the Company; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding that redemption date.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.